Press release

from ASSA ABLOY AB (publ) 19 May 2006 no:11/06



New Management for ASSA ABLOY's division Asia Pacific

Geoff Norcott leaves his position as President of ASSA ABLOY's Asia Pacific division.

Åke Sund, Head of Market and Business Development will take over the responsibility for Asia Pacific on an interim basis until a permanent successor has been appointed. The change is effective immediately.

Further information can be obtained from

Martin Hamner, Director of Investor Relations and Group Controller, Tel: +46 8 506 485 79
Ann Holmberg, Manager Corporate Communications, Tel +46 8 506 485 54



Press release

from ASSA ABLOY AB (publ) 23 May 2006 no 12/06

ASSA ABLOY HID has signed an agreement to acquire Fargo Electronics Inc – a global leader in secure identity card issuance systems

- Fargo Electronics Inc ("Fargo") is a global leader in the development of secure technologies for identity card issuance systems, including secure card printers/encoders, materials and software
- The secure identification market is expanding and embracing RFID based technologies, a fast growing area in which HID and Fargo have complementary strengths
- The acquisition will enable a market leading offering of products and services for secure distributed ID and access card issuance
- Fargo is expected to reach annual sales of more than USD 90 M in 2006 with a continued strong EBIT margin
- The acquisition price on a cash and debt free basis amounts to USD 300 M
- The acquisition of Fargo will be subject to stockholder and regulatory approvals and is expected to close late in the third quarter 2006
- The acquisition is expected to be slightly dilutive to EPS in 2006 and accretive to EPS in 2007

Background

The acquisition is a result of a long-standing relationship between two successful security solutions companies, HID and Fargo, and their decision to jointly pursue opportunities in the secure identification field.

The secure identification market is growing and is expected to increase considerably in the coming years driven by an increased security concern in general. New electronic Radio Frequency Identification (RFID) based passports, national ID-cards and driver's license as well as large US ID-card program illustrates the growth in this market. The usage of RFID based access control cards like HID's iClass is also increasing rapidly within the corporate sector.

Fargo

Founded in 1974, Fargo is a global leader in the development of secure technologies for identity card issuance systems, including secure card printer/encoders, materials and software. The company has sold more than 120,000 systems in the U.S. and over 80 other countries worldwide. Fargo was recognized by FORTUNE Small Business Magazine as one of America's Fastest-Growing Companies in 2004.

Fargo is the only manufacturer to offer three distinct printing technologies - High-Definition Printing™ (reverse image), Direct-to-Card printing (dye-sublimation) and CardJet Printing™ technology (inkjet) to meet the needs of users across a variety of markets. Fargo has an extensive patent portfolio protecting these different technologies.

A majority of Fargo's business is in the sale of secure printer materials including ribbons, holographic overlaminates and a portfolio of blank cards that include optional visual security features. Fargo is also developing software products and tools designed to improve card issuance security.

Fargo is expected to reach annual sales of more than USD 90 M in 2006 with a continued strong EBIT margin.

The company is headquartered in Minneapolis, Minnesota where it has both its corporate headquarters and operating facility. The company has approximately 220 employees. Fargo is currently listed on NASDAQ.

The new combined HID and Fargo

To secure the whole chain in the issuance of identity and access credentials has become an increasingly important element in all security applications. By combining two of the most respected companies with complementary skills and products, the integrity of the whole security chain in the issuance of identity and access credentials can be guarantied. This includes ensuring that the materials used are secured, that the process of issuing a credential is not fraudulent, and that the resulting product is truly tamper-proof. Controlled access to materials, intelligent hardware and software that notifies authorities of misuse, and other enhanced process security features will set a new industry standard.

This controlled process resembles the issuance of patented keys that is a fundamental part of ASSA ABLOYs high security cylinder business.

Historically, cards were produced on a centralized basis using batch production techniques. Digital printing techniques have facilitated the trend of card personalization enabling users to quickly and easily create unique cards. Distributed digital printing systems generate better customer service at an attractive cost. The acquisition of Fargo will enable HID to complement the centralized issuance of cards with a decentralized issuance in a controlled and seamless process. Fargo will also be able to build on HID's global marketing organization for further international expansion.

Financial effects

The acquisition price for a cash and debt free company amounts to USD 300 M. Acquisition related intangibles, net of deferred tax, is expected to amount to USD 270 M. The acquisition is expected to be slightly dilutive to EPS in 2006 and accretive to EPS in 2007.

The acquisition will be financed through the existing credit facility.

The acquisition of Fargo will be subject to regulatory approvals and the approval by owners of a majority of the outstanding shares of Fargo. The transaction is expected to close late in the third quarter 2006.

Conference Call today at 12.30 (CET)

A telephone conference regarding this acquisition will be held today at 12.30 (CET) in which ASSA ABLOY's CEO & President Johan Molin and Deputy CEO & CFO Göran Jansson will take part.

The telephone number is +44 (0)207 162 0125 or +46 (0)8 505 201 14. It will also be possible to listen to the conference afterwards on telephone number +44 (0)207 031 4064 or +46 (0)8 5052 0333, access code 706 645.

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com